UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark one)
[X]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number 001-35914

MURPHY USA INC. SAVINGS PLAN
(Full title of the Plan)

MURPHY USA INC.
(Name of issuer of securities held pursuant to Plan)

200 Peach Street, El Dorado, Arkansas	71730-5836
(Address of issuer's principal executive office)	(Zip Code)

Murphy USA Inc. Savings Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	5

Notes to Financial Statements	6

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2016	11

All other supplemental schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

Signature	11

Exhibit 23: Consent of Independent Registered Public Accounting Firm	17

Report of Independent Registered Public Accounting Firm

Board of Directors
Murphy USA Inc.
El Dorado, Arkansas

We have audited the accompanying statements of net assets available for benefits of the Murphy USA Inc. Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).   Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Little Rock, Arkansas
June 29, 2017
/s/BKD, LLP

Murphy USA Inc. Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets
Beneficial interest in Master Trust net assets available for benefits (See Note 2)	$72,388,470	$57,777,371
Receivables
Employer contributions	—	131,102
Participant contributions	—	205,349
Profit sharing contributions	6,055,492	6,008,561
Notes receivable from participants	2,604,871	2,170,597
Net assets available for benefits	$81,048,833	$66,292,980

See accompanying notes to financial statements, page 6.

Murphy USA Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016

Beneficial interest in the net investment income of Master Trust (see Note 2)	$4,920,395

Contributions:
Employer	9,546,382
Employee	4,797,568
Rollover from other plans	455,797
Total contributions	14,799,747
Interest income from notes receivable	105,282
Benefits paid directly to participants	(5,069,571)
Net change for the year	14,755,853
Net assets available for benefits at beginning of the year	66,292,980
Net assets available for benefits at end of the year	$81,048,833

 See accompanying notes to financial statements, page 6.

Murphy USA Inc. Savings Plan
Notes to Financial Statements

1. Summary of Significant Accounting Policies and Provisions of the Plan

Basis of Presentation

The accompanying financial statements of the Murphy USA Inc. Savings Plan ("the Plan") have been prepared on the accrual basis and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits.  These statements present the Plan's investments as a beneficial interest in the Master Trust (see Note 2). Benefits are recorded when paid.  The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America.  Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

In July 2015, the FASB issued ASU No. 2015-12 - Plan Accounting. The new pronouncement is a three-part standard, as follows. The amendments in ASU 2015-12 were effective for fiscal years beginning after December 15, 2015. Early application was permitted, but not elected by the Plan. The Plan adopted the standard effective December 31, 2016, with retrospective application for all periods presented, as required.

•Part I designated contract value as the only measurement amount for fully benefit-responsive investments contracts. Thus, the requirements that employee benefit plan measure the fair value of fully-responsive investment contracts and provide the related fair value disclosures were eliminated. Rather, these contracts are measured, presented and disclosed only at contract value.

•Part II simplified and increased effectiveness of plan investment disclosure requirements. Additionally, the requirements to disclose individual investments that represent five percent or more of net assets available for benefits, as well as the disclosure of net appreciation/depreciation of investments by general type, were eliminated. However, aggregate presentation of net appreciation/depreciation in investments remains a requirement. In compliance with Part II, the disclosure of individual investments is no longer included in this report, but are reported in aggregate.

•Part III provided employee benefit plans with a measurement-date practical expedient. The practical expedient permitted plans to measure its investment and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month.

As a result of the adoption, the requirements to measure the fair value of and provide certain disclosures related to fully benefit-responsive investment contracts has been eliminated. Additionally, disaggregation of investment activities and disclosure of the Plan's interest representing greater than 5% of Plan net assets have been eliminated from the Notes to the Financial Statements. Finally, the fair value of investments has been presented in aggregate by general investment type in Note 7.

Significant Provisions

The Plan was adopted effective August 31, 2013 to cause the accounts of all Murphy USA employees which were previously held by the Thrift Plan for Employees of Murphy Oil Corporation to be transferred to the Plan for employees of Murphy USA Inc. and its subsidiaries, all of which were 100% vested on the date the assets were transferred to the Plan and its related trust.  For new participants vesting service is 100% after completion of one full year of employment for the Discretionary Employer Contribution Accounts and three full years for the Profit Sharing Contribution Accounts.

The Plan assumed sole responsibility for the liabilities with respect to the transferred accounts of such Murphy USA employees.

The following is a summary of certain information related to the Plan, which is sponsored by Murphy USA Inc. ("Murphy") and administered by Murphy 's Employee Benefits Committee ("the Committee"). The Plan documents should be referred to for a complete description of the Plan's provisions.

Each employee, except leased or contract employees, of one of the following companies (identified herein collectively as "the Companies" and individually as "the Company") who is in Covered Employment as defined by the Plan may participate in the Plan.

A. Murphy USA Inc.

B.  Murphy Oil USA, Inc., a wholly owned subsidiary of Murphy, other than a hourly paid retail store based employee of Murphy Oil USA, Inc.

A participant may have the following Plan accounts to which amounts may be allotted by the participant or contributed by the Company, with limitations as indicated.

A.    Salary Deferral Account - participant's allotments up to a maximum of 25% of base pay for the year, but not to exceed $18,000 annually in 2016.

B. Matching Employer Contribution Account - Company contributions, dollar-for-dollar, based on the participant's allotments (up to a maximum of 6% of regular earnings including overtime) made to the Salary Deferral Account.

C. Employee Contribution Account - a non-highly paid participant's after-tax allotments up to a maximum of 10% of base pay for the year. If highly paid, no after-tax allotments are allowed.
D. Deductible Contribution Account - participant's allotments to this account have not been allowed after December 31, 1986, but established accounts have been allowed to remain.
E. Minimum 401(k) Contribution Account - participant's allotments to this account have not been allowed after March 31, 1992, but established accounts have been allowed to remain.
F. Rollover Account - contributions made by an employee from a prior qualified plan.

G. Discretionary Employer Contribution Account - Company discretionary contributions began on a quarterly basis beginning January 1, 2000, of similar amounts to each of certain Retail Business store managers for initial investment in the Murphy Stock Fund.  A vested participant may redirect this investment to the other options described in Note 3.  Participation in this account became frozen as of September 1, 2003. The last Company discretionary contribution was made as of September 30, 2004, which completed this option and is now closed.

H. Catch-Up Contribution Account - participant's allotments for all eligible employees who have attained age 50 before the close of the Plan year and are contributing the maximum pre-tax amount permitted by the Plan, up to a maximum of 75% of base pay for the year, but not to exceed $6,000 for 2016.

I. Discretionary Profit-Sharing Contribution Account - Company discretionary contributions began at the inception of the Plan.  Contributions included in the 2016 period were based on the established contribution rates applied to the pro-rata base pay plus annual bonus of the eligible participants.

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

At the date the assets were transferred to the Plan, all active participants were vested in all Company contributions.  Any amounts contributed by the Companies that are forfeited by participants in accordance with provisions of the Plan are applied to reduce subsequent contributions by the Companies.

A withdrawal from either a Salary Deferral Account or Catch-up Contribution Account is not permissible except upon a finding that a hardship exists as defined by federal tax regulations, upon the attainment of age 59½ or upon termination.  After a hardship withdrawal from a Salary Deferral Account, participation in the Salary Deferral Account and Matching Employer Contribution Account is suspended for six months.  A withdrawal from a Rollover Account is permitted at any time without any penalty or suspension.

Withdrawals from Employee Contribution Accounts or Deductible Contribution Accounts must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal. No participation penalty is applied to such a withdrawal.

A withdrawal from a Minimum 401(k) Contribution Account is not permissible except upon termination.

A vested participant may withdraw from a Discretionary Employer Contribution Account under guidelines established by the Committee that are uniformly applicable to all participants.

Any taxable income distributed to a participant may be subject to a 10% penalty tax under the Tax Reform Act of 1986. A $20 fee is charged for an in-service nonhardship withdrawal.

A vested in-service participant may borrow a minimum of $500 and a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance.  A participant may have one general-purpose loan and one residential loan outstanding at any one time.  A residential loan must be approved by the Committee.  The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan.  Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant's account through after-tax payroll deductions.  Each loan has a $35 initiation fee and a $15 quarterly maintenance fee.  Interest rates on outstanding loans at December 31, 2016 range from 3.25% to 8.25%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

Obligation for Contributions to the Plan

The Companies have voluntarily agreed to make contributions to the Plan based on each participant's allotments to the Salary Deferral Account subject to a maximum of 6% of the participant's regular earnings including overtime.  For the period from January 1, 2016 to December 31, 2016 these contributions were $3,490,890. Although the Companies have not expressed any intent to terminate the Plan, they may do so at any time.

The Companies may make contributions to the Profit Sharing component of the Plan at their discretion. Contributions are determined based on the participant's attained whole years of age and attained whole years of vesting service determined as of the first day of the Plan year. The percentage of compensation to be contributed is determined by the sum of those two numbers. If the sum is (1) less than 50, the applicable rate is 5.0%, (2) 50 but less than 70, the applicable rate is 7.0%, and (3) 70 and higher, the applicable rate is 9.0%. However, these rates shall not apply to a store manager in the marketing service station operations as they are entitled to a profit sharing contribution of 5% of their compensation (base pay plus bonus, excluding overtime, commissions and other forms of extra pay) for the Plan Year. Employees become eligible for the profit sharing contribution after completing one year of vesting service and must be actively employed by Company on the last day of a plan year. For the period from January 1, 2016 to December 31, 2016 these contributions were $6,055,492 and will be funded in 2017. Therefore, this amount is recorded as a receivable from the Plan sponsor.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil Corporation common stock and Murphy USA Inc. common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

Administrative Expenses

Murphy pays certain costs of Plan administration. Trustee fees and related expenses will be paid by either the Plan or by participants' fees.

Plan Termination

Although it has not expressed an intention to do so, Murphy USA Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Transfers Between Fair Value Hierarchy Levels

Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the actual transfer date.

2. Master Trust Net Assets

The assets of the Plan are commingled in a Master Trust with the assets of another plan sponsored by Murphy USA Inc.  Fidelity Management Trust Company ("FMTC"), Boston, Massachusetts, is the Trustee.  The Master Trust had no nonparticipant-directed investments related to the Plan.

The Master Trust for Murphy USA Inc. was established August 31, 2013, concurrent with the separation from Murphy Oil Corporation. Assets for the Plan were held in the Master Trust for Murphy Oil Corporation prior to the transfer of the assets on September 7, 2013.

The following table presents the net assets of the Master Trust at December 31, 2016 and 2015 by type of investment.

Investments at fair value	2016	2015 1
Common stock	$11,533,679	$9,670,545
Common/collective trust	7,201,328	6,207,746
Registered investment companies	63,682,648	50,243,745
Net assets	$82,417,655	$66,122,036
  1 Reclassified to conform to current presentation as described in Note 1.

The beneficial interests of the participating plans in the net assets of the Master Trust at December 31, 2016 and 2015 were as follows.

Plan Name	2016	2015
Murphy USA Inc. Savings Plan	$72,388,470	$57,777,371
Murphy USA Inc. Profit Sharing Plan	10,029,185	8,344,665
Net Assets	$82,417,655	$66,122,036

The net increase in the net assets of the Master Trust for the year ended December 31, 2016 and 2015, excluding participants allotments, Company contributions, and benefit payments, was as follows.

Investment Income	2016	2015 1
Dividends and interest	$3,185,334	$3,585,895
Net appreciation (depreciation) in market value of investments	2,469,137	(7,381,591)
Total investment income	5,654,471	(3,795,696)
Administrative expenses	(33,328)	(27,134)
Net investment income	$5,621,143	$(3,822,830)
 1 Reclassified to conform to current presentation as described in Note 1.

 The beneficial interests of the participating plans in the net investment income of the Master Trust net assets for the year ended December 31, 2016 is as follows.

Plan Name	2016
Murphy USA Inc. Savings Plan	$4,920,395
Murphy USA Inc. Profit Sharing Plan	700,748
Net investment income	$5,621,143

The beneficial interests of the participating plans in the net assets of the Master Trust and the net investment income of the Master Trust are allocated in accordance with each participant's account balance. Quoted market prices are used to determine the fair value of investments in the registered investment companies and the common stock.  Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.  Purchases and sales of securities are recorded on a trade date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date. Net appreciation in market value of common stock and registered investment companies includes realized gains (losses) and unrealized appreciation (depreciation) in the fair value of these investments.

The Plan invests in a benefit-responsive investment contract with FMTC.  FMTC maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate guaranteed to the Plan.  The Plan's interest in the guaranteed investment contract is valued at the net asset value of the underlying investments reported by the issuer.  Net asset value, as reported to the Plan by FMTC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at net asset value.  There are no reserves against net asset value for credit risk of the contract issuer or otherwise.

The guaranteed investment contract does not permit the insurance companies or financial institutions to terminate the agreement prior to the scheduled maturity date.

3. Investment  Options

Each Plan participant may invest contributions in one or more of 24 investment options within the Master Trust.  The following paragraphs briefly describe each of these options.  A participant determines how each of his/her accounts is divided among the different options, but any division of a participant's allotment and Company contributions must be in whole percentages.  Account balance transfers must be a minimum of 1% of the account balance.

During 2016, the Plan eliminated and added certain investment options offered to participants. These changes are categorized below.

Participant ownership in any of the removed investment options were rolled into an equivalent, or similar, investment option. The following investment options were removed during 2016:

Fidelity Fund ("FFIDX")
Fidelity Balanced Fund ("FBF")
Fidelity Capital Appreciation Fund ("FDCAX")
Pimco Total Return Fund ("PTRF")
Davis New York Venture Fund Class A ("NYVTX")
CRM Mid Cap Value Fund Class Investor ("CRMMX")
Royce Low-Priced Stock Fund ("RYLPX")
Spartan Extended Market Index Fund - Fidelity Advantage Class ("FSEVX")

Murphy USA Inc. Savings Plan
Notes to Financial Statements

The following investment options were added during 2016:

The FMI Large Cap Fund ("FMIHX") is a fund that invests mainly in a limited number of large capitalization value stocks of companies listed or traded on a national securities exchange or association, including foreign securities traded on a national securities exchange or association. The objective of FMIHX is to seek long-term capital appreciation for its participants.

The Fidelity Mid Cap Index Fund ("FSCKX") is a fund that normally invests at least 80% of its assets in securities included in the Russell Midcap Index in order to pursue its objective of providing investment results that correspond to the total return of stocks of mid-cap domestic companies.

The Fidelity Small Cap Index Fund ("FSSVX") is a fund that normally invests at least 80% of its assets in securities included in the Russell 2000 Index in order to pursue its objective of providing investment results that correspond to the total return of stocks of small-cap domestic companies.

The Vulcan Value Partners Small Cap Fund ("VVPSX") seeks to achieve long-term capital appreciation by investing primarily in publicly traded small-cap companies the adviser believes to be both undervalued and possessing a sustainable competitive advantage. The fund may invest up to 30% of net assets in publicly traded foreign securities and may hold up to 10% of net assets in illiquid securities. If a participant holds shares less than 90 day, a short term redemption fee of 2% is applicable to eligible shares.

The Fidelity Diversified International Fund ("FDIVX") seeks capital growth by normally investing primarily in common stocks of international companies.

The Gotham Absolute Return Fund Institutional Class Shares ("GARIX") is a mid-cap blend fund that invests in a combination of growth and value-oriented stocks. The objective of GARIX is to seek long-term capital appreciation and to achieve positive returns during most annual periods in an efficient, risk-adjusted manner. This fund has a short-term redemption fee of 1% for fee eligible shares held less than 30 days.

The Fidelity Freedom Income Fund ("FFFAX") primarily seeks high total current income and capital appreciation as a secondary objective. FFFAX is comprised of a diversified mix of stocks, bonds, and short-term investments primarily for the potential for income and share-price appreciation.

The Fidelity U.S. Bond Index Fund ("FSITX") seeks to provide returns in the form of interest dividends by normally investing at least 80% of the fund's assets in bonds included in the Bloomberg Barclays U.S. Aggregate Bond Index. FSITX leverages the fund by investing in derivatives and forward-settling securities to adjust the fund's risk exposure.

 The PIMCO Income Fund ("PIMIX") is an institutional class fund that seeks primarily to maximize current income, with long-term capital appreciation as a secondary objective. PIMIX invests at least 65% of its total assets in a multi-sector portfolio of fixed income instruments of varying maturities. Up to 50% of PIMIX assets may be invested in high yield securities rated below investment grade but rated at least Caa by Moody's, or equivalently rated by S&P or Fitch, or if unrated, determined by PIMCO to be of comparable quality.

The following investment options remained during 2016:

Stock of Murphy Oil Corporation ("MOC") is the common stock of Murphy Oil Corporation.  A participant withdrawing from MOC may elect to receive either cash or Murphy Oil stock.  If the participant elects to receive stock, the value of his/her MOC withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives the whole shares and cash for any fractional share.  Prior to the separation from Murphy Oil Corporation on August 30, 2013, the investments in this option were held in a unitized fund which was converted to common stock.

Murphy USA Inc. Savings Plan
Notes to Financial Statements

Stock of Murphy USA Inc. ("MUSA"), is the common stock of Murphy USA Inc.  A participant withdrawing from MUSA may elect to receive either cash or Murphy USA stock.  If the participant elects to receive stock, the value of his/her MUSA withdrawal is converted to equivalent shares of stock based on the market price at the effective date of the withdrawal, and the participant receives the whole shares and cash for any fractional share.

The Managed Income Portfolio I ("MIP I") is managed by FMTC and has investment contracts with major insurance companies and other approved financial institutions and in certain fixed-income securities; a small portion of MIP I is invested in a money market fund for daily liquidity.  The goal of MIP I is to preserve investment principal and try to maintain a stable $1.00 unit price while earning interest income. Investment contracts held by MIP I pay a specified rate of interest and repay principal upon maturity.  Participant withdrawals and investment option transfers are paid at book value (principal and interest accrued to date) on the contracts.

The Company offers eleven separate Fidelity Freedom Funds with target retirement dates in five-year increments ranging from 2005 to 2055.  The Freedom Fund family is managed by Strategic Advisors, Inc., and comprises asset allocation mutual funds that primarily invest in a combination of domestic and international equity funds, investment grade and high yield fixed income funds and short-term mutual funds.  The Freedom Funds are designed to target an investor's anticipated retirement date, and the asset allocation mix becomes increasingly conservative over time as the target retirement date approaches.

The Fidelity 500 Index Fund ("FUSVX") is a market capitalization-weighted index of 500 common stocks chosen for market size, liquidity, and industry group representation to represent U.S. equity performance. The objective of FUSVX seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States.

Murphy USA Inc. Savings Plan
Notes to Financial Statements

4. Risk and Uncertainties

The Plan, through its investment in the Master Trust, provides for investment in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

At December 31, 2016, the Master Trust had significant concentrations of credit risk in the FMI Large Cap Fund, Murphy Oil Corporation common stock, the Murphy USA Inc. common stock, the Managed Income Portfolio I (MIP I), the Fidelity Freedom 2025 Fund, the Fidelity Freedom 2030 Fund, the Fidelity Freedom 2040 Fund, the Fidelity Freedom 2045 Fund and the Fidelity 500 Index Fund.  MIP I is a common/collective trust sponsored by FMTC.  The Freedom Fund 2025, Freedom Fund 2030, Freedom Fund 2040, Freedom Fund 2045 and the Fidelity 500 Index Fund are established mutual funds sponsored by a highly regarded investment management company.  Historically, the Master Trust has not incurred any credit-related losses.

5. Related Party Transactions

Fidelity Investments Institutional Operations Company, Inc. ("FIIOC") handles record keeping and administration of the Plan and the Master Trust.  Certain of the Plan's investment options are in mutual funds managed by Fidelity Management & Research Company ("FMRC").  FIIOC and FMRC are both affiliates of Fidelity Management Trust Company ("FMTC"), who is the Trustee for the Plan and also manages the Managed Income Portfolio I.  FMRC's fees were deducted from the earnings of the mutual funds it manages.  Total trustee and administrative fees paid from the Master Trust in the 2016 period were $33,328.  The Master Trust paid $23,087 in trustee and administrative fees to FMTC and FIIOC in 2016 for the Savings Plan and also $10,241 for the other plan included in the Master Trust.  In addition, the Plan provides for investment in Murphy USA Inc. and Murphy Oil Corporation common stock and participant loans, which also qualify as party-in-interest transactions.  Contributions into the MUSA Stock Fund totaled $1,982,485 for the year ended December 31, 2016, while distributions out of the MUSA Stock Fund totaled $360,391. These transactions are covered by exemptions from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code of 1986, as amended.

6. Income Taxes

The Committee believes that the Plan meets the necessary requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and accordingly, that the related Master Trust is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue Code of 1986, as amended. As a Cycle “A” filer, Murphy USA requested a new determination letter from the IRS under the cycle that opened in the year 2016. As of the date of this report, the receipt of the determination letter remains pending. Until cash or shares are withdrawn from the Plan by a participant or a participant's beneficiary, no income tax is payable by the participant/beneficiary on: contributions made by the Company on the participant's behalf, allotments made by the participant pursuant to the Economic Recovery Tax Act of 1981, or the participant's proportional share of the investment income of the Master Trust.

7. Assets at Fair Value

The Company carries certain assets at fair value in its Statements of Net Assets Available for Benefits.

The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality.  Level 1 inputs are quoted prices in active markets for identical assets or liabilities.  Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Murphy USA Inc. Savings Plan
Notes to Financial Statements

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Net Assets Available for Benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2016.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock and mutual funds.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  Level 2 securities include common/collective trust.  The common/collective trust's fair value is determined by estimated cash flows less surrender charges.  In certain cases where Level 1 or Level 2 inputs are not available, securities or other investments would be classified within Level 3 of the hierarchy.  There are no level 3 investments.

There are no assets or liabilities measured at fair value on a nonrecurring basis.

Recurring Measurements

The following table presents sets forth by level, within the fair value hierarchy, the Master Trust's assets at fair value as of December 31, 2016 and 2015.

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
December 31, 2016	Fair Value	(Level l)	(Level 2)	(Level 3)
Common stock	$11,533,679	11,533,679	—	—
Mutual funds	63,682,648	63,682,648	—	—
Common/collective trust	7,201,328	—	7,201,328	—
Total at Fair Value	$82,417,655	75,216,327	7,201,328	—

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
December 31, 2015	Fair Value	(Level l)	(Level 2)	(Level 3)
Common stock	$9,670,545	9,670,545	—	—
Mutual funds	50,243,745	50,243,745	—	—
Common/collective trust	3,207,746	—	3,207,746	—
Total at Fair Value	$63,122,036	59,914,290	3,207,746	—

The above table does not include Participant loans receivable in the amount of $2,604,871 for 2016 and $2,170,597 for 2015.

Schedule I

Murphy USA Inc. Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

Identity of issue/description of investment	Current value

Beneficial interest in Master Trust	$72,388,470
Notes receivable from participants*	2,604,871
$74,993,341

*Party-in-interest. Interest rates between 3.25% and 8.25% (see Note 1).

Murphy USA Inc. Savings Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly  caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

MURPHY USA INC. SAVINGS PLAN

Date: June 29, 2017	By:/s/ Stacy A. Young

Stacy A. Young
Vice President, Human Resources and
Chair of Employee Benefits Committee, Murphy USA Inc.